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mayerbrown.com David S. Bakst Partner T: +1 212 506 2551 F: +1 212 849 5551 DBakst@mayerbrown.com
September 7, 2021
VIA EDGAR AND ELECTRONIC MAIL
Deanna Virginio Joseph McCann United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010
Re: Mereo BioPharma Group plc Registration Statement on Form F-3 Filed on August 5, 2021 File No. 333-258495

Dear Ms. Virginio & Mr. McCann:

We are in receipt of the Staff’s letter dated August 20, 2021 with respect to the above- referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Mereo BioPharma Group plc (the “Company”) as set forth below. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comment in italics and the Company’s response below.

General

1. It appears that the offering of ordinary shares by the selling shareholders is being made in reliance upon General Instruction I.B.3 of Form F-3, which covers “outstanding securities to be offered for the account of any person other than the issuer.” Please provide a legal analysis of why it is appropriate to register the resale of 1,349,692 ordinary shares issuable to AstraZeneca AB at this time. In this regard, we note your disclosure that your amended subscription agreement with AstraZeneca provides that AstraZeneca can subscribe for the second and third tranches only after certain subscription conditions are met. Also, please have counsel revise its legal opinion to reflect that the shares covered by the registration statement are outstanding, or advise.

Company Response

The Company respectfully submits that the 1,349,692 ordinary shares are issuable to AstraZeneca AB at this time in connection with the Amended Agreement and that AstraZeneca has already agreed to subscribe to the second and third tranches. The shares in question are the equivalent of earnout shares and milestone payments, which the Staff has permitted, in similar

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Deanna Virginio Joseph McCann
September 7, 2021
Page 2

circumstances, to be registered on Form F-3 or S-3 in accordance with General Instruction I.B.3. Pursuant to the terms of the Amended Agreement, the Company agreed to allot the shares for the second and third tranches upon certain agreed milestones. The Company must issue these ordinary shares and ADSs without the payment by AstraZeneca of any additional consideration or the performance by AstraZeneca of any additional acts, and without any investment decision by AstraZeneca.

In its Compliance and Disclosure Interpretations (“C&DIs”) for the Securities Act Forms, the Staff previously addressed whether shares that are issuable in a merger transaction, but are not yet outstanding, can be registered on Form S-3 pursuant to General Instruction I.B.3. Specifically, Question 116.05 provides:

Question: In reliance on Securities Act Section 4(2), a merger transaction will not be registered. May resales of earnout shares to be issued in connection with the merger be registered on Form S-3 pursuant to General Instruction I.B.3 after the consummation of the merger, even though the shares have not been earned and are not outstanding at the time the registration statement is filed?

Answer: Yes. [Feb. 27, 2009]

We respectfully submit that the ADSs and underlying ordinary shares that may be issuable to AstraZeneca under the terms of the Amended Agreement are eligible for registration on Form F-3 at this point in time because such shares are “earnout” shares in accordance with the Staff’s guidance provided in C&DI Question 116.05. In Question 116.05, the Staff confirmed that earnout shares in a merger context are eligible for registration on Form S-3. Although using different terminology, there is no meaningful legal distinction between “earnout shares” and “milestone shares.” In both cases, the issuer is contractually obligated under the terms of the merger, purchase or milestone agreement to issue the shares upon the occurrence of future events, whether the events are based on financial metrics, the receipt of regulatory approvals or some other event. This is consistent with the equivalent treatment of securities acquired as contingent payments of the purchase price for the sale of an equity interest in a business (as in a merger) or the assets of a business (as in an asset purchase) for purposes of calculating the holding period under Rule 144(d)(3)(iii), which in each case are deemed to have been acquired at the time of such sale if subject only to conditions other than the payment of additional consideration for such securities.

We respectfully submit that there is no material difference between registering earnout shares stemming from a transaction that is structured as a merger, an asset sale or a license of intellectual property. In each case:

•	the issuer makes a commitment to issue shares to the selling stockholder(s) as additional consideration;

•	the shares are not outstanding at the time the registration statement is filed; and

Mayer Brown LLP

Deanna Virginio

Joseph McCann

September 7, 2021

•	the issuance of the shares is contingent upon the achievement of future performance requirements.

The Company has revised the disclosure at the end of the paragraph describing the Amended Agreement with AstraZeneca to properly reflect that under the terms of the Amended Agreement, the Company is required to allot the shares for the second and third tranches upon certain agreed milestones. Specifically, the Company must allot these ordinary shares and issue ADSs representing them in the second equity tranche at the earlier of the POC Full Enrollment Fee becoming due and payable pursuant to clause 8.3.1 of the License Agreement and any Acceleration Event occurring. The Company further agreed to issue ADSs representing the shares in the third equity tranche at the earlier of the Pivotal Success Fee becoming due and payable pursuant to clause 8.3.3 of the License Agreement and any Acceleration Event occurring. These ADSs and underlying ordinary shares are issuable without the payment by AstraZeneca of any additional consideration or the performance by AstraZeneca of any additional acts, and without any investment decision by AstraZeneca.

In Amendment Number 1 to the Registration Statement we have deleted the last sentence of the paragraph describing the AstraZeneca Agreement on page 41 of the Registration Statement and replaced it with the following:

The Amended Agreement provides that we must allot a total of 269,938 ADSs (equivalent to 1,349,692 ordinary shares) for the second and third equity tranches under the Amended Agreement at the earlier of the relevant milestones under the License Agreement being met or upon a change of control or sale of the Company.

We are also filing with this Amendment Number 1 to the Registration Statement a new legal opinion as Exhibit 5.1 which covers in paragraph 4(a)(iii) of the opinion the outstanding ordinary shares of the Company being registered for resale on this Registration Statement.

Please do not hesitate to contact me by telephone at (212) 506-2551 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David S. Bakst

David S. Bakst
Mayer Brown LLP

Cc: Denise Scots-Knight, Ph.D., Chief Executive Officer

Christine Fox, Chief Financial Officer

Charles Sermon, General Counsel

Mereo BioPharma Group plc